ATOMIC PAINTBALL, INC.
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 421-4980




                                November 28, 2007



Ms. Julie Bell
Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NW
Washington, DC 20549-0405

Re:      Atomic Paintball, Inc.

Dear Ms. Bell:

         In response to the SEC comments of October 29, 2007, we hereby provide, in writing, acknowledgment that:

         1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

         2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope this satisfies your requirement.

                                       Sincerely,

                                       ATOMIC PAINTBALL, INC.



                                       By:  /s/ David J. Cutler
                                            David J. Cutler, President